RANBAXY

CORPORATE OFFICE: PLOT NO. 90 SECTOR-32, GURGAON-122 001 (HARYANA), INDIA
PHONE:+ 91-124-5135000 FAX:+91-124-5106490
E-mail : tarun.dalal@ranbaxy.com

SEC:SE
August 31, 2005

BY AIR MAIL

[redacted]

05011141

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finan
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

SUPPL

Dear Sir,

SUB: **i) Listing Application**
ii) Form No.2
iii) Annual Return as on 30.06.2005

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 2,02,837 Equity Shares of Rs.5/- each allotted on 09.08.2005 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies
Annual Return as on 30.06.2005	:	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

dlw 9/13

Part - I

LETTER OF APPLICATION

(For listing of Further Issues already listed on NSE)

From:	Ranbaxy Laboratories Limited	Date:	August 18, 2005
	Plot No. 90, Sector-32,		
	Gurgaon-122001 (Haryana)		
Tel. No.	0124-5185890		
Fax No.	0124-5106490		
Email Id	tarun.dalal@ranbaxy.com		

The Manager
Listing Department
National Stock Exchange of India Ltd.,
Exchange Plaza, Bandra Kurla Complex,
Bandra (East),
Mumbai - 400 051

Dear Sir,

In conformity with the listing requirements of the National Stock Exchange (NSE), we hereby apply for admission of the following securities of the issuer to dealings on the NSE

1	"2,02,837 Equity shares of Rs.5/- each allotted to the employees of the Company under
2	Employees Stock Opion Scheme of the Company."
3	
4	

The securities are/are not identical* in all respects and are/are not are identical* in all respects with the existing securities admitted to dealings on the NSE

The securities will become identical with the existing securities admitted to listing on the NSE in all respects ____________ and the documents of title will be enfaced with a note to this effect.

**The securities mentioned at ( ) above proposed to be issued by Prospectus/Offer of Sale/Circular after vetting of the same by SEBI (conversion, exchange, rights, open offer, capitalization of reserves)/ Placing, full particulars of which are given in the statement sent herewith (together with the reasons for the procedure proposed when a placing is intended).

**It is intended to make an Offer for Sale/a Placing of the securities mentioned at ( ) above which have been already issued. We enclose a statement giving full particulars of when, how and to whom the securities were issued and full details of the proposed Offer for Sale/Placing (together with the reasons for the procedure proposed when a Placing is intended).

RANBAXY LABORATORIES LTD. GURGAON

Part - I

LETTER OF APPLICATION

(For listing of Further Issues already listed on NSE)

Ve send herewith/ undertake to send*** the Listing Application and Agreement Forms and the Distribution chedules, duly completed. We also forward the documents (or drafts thereof) as per list attached and ndertake to furnish such additional information and documents as may be required.

Ve further undertake to submit to the NSE a copy of the acknowledgement card or letter indicating the bservation on draft prospectus/ letter of offer / offer documents by SEBI; and a certificate from a merchant anker acting as lead manager to the issue reporting positive compliance by our company of the requirements n disclosure and investor protection issued by SEBI.

Ve understand that in the event of our failure to submit the above documents or withdrawal of cknowledgement card by SEBI, we shall be liable to refund the subscription money to the investors nmediately.

Ve undertake to be bound by all requirements, term and provisions and conditions relating to payment of ecurity deposit as contained in the Rules, Bye-Laws and Regulations of NSE

'lease enumerate separately shares which are not identical in all respects.

;l· s are identical in all respects only if:

. they are of the same nominal value and the same amount per share has been called up;

i. they are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution he dividend payable on each share will amount to exactly the same sum net and gross; and

ii. they carry the same rights in all other respects.

*Applicable only when securities for which application for admission to dealings is made are proposed to be ssued or having already been issued it is intended to make a placing or an offer for sale. Please strike out vhere not applicable

**Applicable to new issuers only. Please strike out where not applicable

Date	August 18, 2005
Place	Gurgaon (Haryana)
Authorised Signatory and Stamp of the company	[signature] RANBAXY LABORATORIES LTD. GURGAON
Name	Tarun Dalal
Designation	Sr. Manager (Secretarial Services)

Part II
ISSUE DETAILS
(For Further Issues of equity shares - Other than Rights/Public)

Sr.No.	Particulars		Details to be filled in by the applicant
1	Name of the Issuer		RANBAXY LABORATORIES LIMITED
2	Description of the Issue (Please tick or write)		Issue of Equity Shares under Employees Stock Option Scheme of the Company.
a)	Amalgamation	☐	
b)	Preferential/private placement	☐	
c)	Bonus issues	☐	
d)	Converison of convertible security into equity	☐	
e)	Shares kept in abeyance	☐	
f)	ADR/GDR	☐	
g)	FCCB's	☐	
h)	Others (Please specify)	☑	
3	Date of Board Approval		August 9, 2005
4	Date of Shareholders Approval		June 29, 2000 & June 25, 2003 (Date of AGM)
5	Date of Allotment (See Note 1)		August 9, 2005
6	Number of equity shares		2,02,837 Equity Shares
7	Face value (Rs.)		Rs. 5 per Equity Share
8	Paid up value (Rs.)		Rs. 5 each Equity Share
9	Issue Price (Rs.)		As per Annexure-A.
10	Distinctive Number Range from		372191041
11	Distinctive Numbers Range to		372393877
12	In case last distinctive number does not equal the total issue size then reasons for the same (See Note 2)		N.A.
13	Ratio (To be used in case of bonus, share swaps, etc.)		N.A.
14	ISIN Code		INE015A01028
15	Lock in details, if any		No lock in period for the shares issued.
a)	Number of equity shares		-
b)	Lock in start date		-
c)	Lock in end date		-
d)	Distinctive Number Range from		-
e)	Distinctive Number Range to		-

RANBAXY LABORATORIES GURGAON

Part II
ISSUE DETAILS
(For Further Issues of equity shares - Other than Rights/Public)

Sr.No.	Particulars		Details to be filled in by the applicant
16	Number of shares issued in : Demat		2,02,837 Equity Shares
	Physical		-
17	Consideration(i.e.Cash/Non-Cash/ Partly)		Cash
18	Additional Listing fees paid		N.A.
a)	Amount (Rs.)		
b)	Cheque Number		
c)	Cheque dated		
d)	Drawn on		

Note :

1 In case of multiple dates of allotment, please provide an annexure as follows: (a) Date of allotment, (b) Number of securities, (c) Issue price (d) Distinctive number range from and (e) Distinctive number range to (the same shall be provided in soft copy form in MS-Excel also)

2 Please provide a reconciliation statement to support the explanation of difference if any between the last distinctive number and the total issue size

Date	August 18, 2005
Place	Gurgaon (Haryana)
Authorised Signatory and Stamp of the company	RANBAXY LABORATORIES LTD. GURGAON
Name	Tarun Dalal
Designation	Senior Manager (Secretarial Services)

Annexure- A

(a) Offer price per share :

(i) **2,02,837 Equity Shares** : a) Rs. 336.50 per share

28826 Equity Shares (inclusive of 10806 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

41807 Equity Shares (inclusive of 15663 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

66256 Equity Shares (inclusive of 24816 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

49888 Equity Shares

e) Rs. 496.00 per share

16060 Equity Shares

202837

RANBAXY LABORATORIES LTD. GURGAON

Part V

List of details/ documents requried for listing of equity shares issued pursuant to exercised of options granted under ESOP/ESOS/ESPS under Schedule VI

Sr. No.	List of Documents/ details to be submitted	Yes/No/Not Applicable
1	Part I - Letter of application	Yes
2	Part II-Issue Details (in case of equity shares)	Yes
3	Part IV-Distibution Schedules alongwith annxures thereto (*see note)	Yes
4	Certified true copy of Schedule VI as per the format prescribed in SEBI (ESOP/ESPS) Guidelines	Yes
5	NSDC/CDSL credit and/or dispatch of physical certificate confirmation by the R & T agent	Yes
6	Certified true copy of Board resolution of allotment of shares	Yes
7	Statutory Auditors certificate regarding receipt of money	will be sent to you shortly.
8	List of allottees specifying the name of the allottee,number of shares allotted for the same	Yes
9	In case last distinctive number does not equal the total issue size then reasons for the same. Please provide a reconciliation statement to support the explanation of difference if any between the last distinctive number and the total issue size	N.A.
10	Confirmation from Company for any shares allotted to NRIs	Yes
11	Confirmation that the shares are issued as per guidelines issued by Reserve Bank of India and Certified copy of the permission received from the Reserve Bank of India for issue of securities to NRI, if applicable	RBI approval not required as prescribed under Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000.
12	Details of employees who have been granted options / shares in excess of 1% of share capital (in case of ESOPs) or 5% (in case of ESPS) of options / shares issued in one year.	No
13	Confirmation as to whether any Directors have been issued shares pursuant to ESOS/ESPS. If so, details of the issue to the Directors	N.A.
14	Statement of the Compliance Officer/Company Secretary/ Authorised signatory showing number of shares for which the in-principle approved was taken and no. of shares allotted, date of allotment and the balance outstanding.	Yes

Note:

In the application for listing of equity shares issued is less than 10000 shares, the annexures marked in ** in Appendix E i.e. Distribution Schedule need not be provided

In case of multiple dates of allotment, please provide an annexure as follows: (a) Date of Allotment, (b) Number of securities, (c) Issue price (d) Distinctive number range from and (e) Distinctive number range to (the same shall be provided in soft copy form in MS-Excel also)

Date	August 18, 2005
Place	Gurgaon (Haryana)
Authorised Signatory and Stamp of the company	[signature] RANBAXY LABORATORIES LTD. GURGAON
Name	Tarun Dalal
Designation	Sr. Manager (Secretarial Services)

APPENDIX E
Certified Schedule of Distribution

Date : August 18, 2005

(Name of Issuer) : RANBAXY LABORATORIES LIMITED

Distribution of	Equity Shares	as on :	August 9, 2005 (POST-ESOP)
(Kind of Security)			
Total Nominal Value Rs.	1861969385	Nominal value of each share/unit Rs	Rs. 5/-
Total number of shares/unit	372393877	Paid up value per share/unit Rs.	Rs. 5/-
Distinctive Nos. from:	1	To :	372393877

Table I
DISTRIBUTION OF HOLDINGS

Share or Debenture holding of nominal value	Share/ Debenture Holders		Share/ Debenture Amount	
Rs.	Number	% to total	Rs.	% to total
(1)	(2)	(3)	(4)	(5)
Upto 5000	76843	84.01	72507180	3.89
5001-10000	7100	7.76	51362145	2.76
10001-20000	4367	4.77	60957910	3.27
20001-30000	1288	1.41	31547370	1.69
30001-40000	570	0.62	19664060	1.06
40001-50000	318	0.35	14275920	0.77
50001-100000	495	0.54	33754980	1.81
100001 and above	486	0.54	1577899820	84.75
Total	91467	100.00	1861969385	100.00

Yours faithfully

Authorised Signatory and Stamp of the company	
Name	Tarun Dalal
Designation	Sr. Manager (Secretarial Services

RANBAXY LABORATORIES LTD. GURGAON

APPENDIX E
Certified Schedule of Distribution

TABLE II
NAME OF SHARE/DEBENTURE HOLDER AND SHARES/DEBENTURES HELD BY FOLLOWING, viz

Name of Share/Debenture Holder		No. of Shares (or Debentures)	% of total no. of Share/Debenture capital
(1)		(2)	(3)
a)Foreign Holdings:	i.Foreign collaborators	-	-
	ii.Foreign Financial Institutions	80981503	21.75
	iii.Foreign Nationals	14288	0.00
	iv.NRI (Persons holding Indian passport staying abroad) holding more than 1% of the equity capital **	-	-
	v.Overseas Corporate Bodies **	951870	0.26
	TOTAL	81947661	22.01
b)Govt/Govt Sponsored Financial Institutions :	i.LIC of India	34181002	9.18
	ii.UTI	2693055	0.72
	iii.IFCI	-	-
	iv.ICICI	111494	0.03
	v.IDBI	-	-
	vi.GIC of India and its Subsidiaries	13068042	3.51
	vii.Nationalised Banks	1410400	0.37
	viii.Government Companies	-	-
	ix.Central Government	-	-
	x.State Governments	-	-
	xi.State Financial Corporations	-	-
	TOTAL	51463993	13.81
c) Mutual Funds		3108668	0.80

RANBAXY LABORATORIES LTD. GURGAON

APPENDIX E
Certified Schedule of Distribution

d)Bodies Corporate (not covered under (a) & (b))	i.Holding Company **	-	-
	ii.Subsidiary Companies **	-	-
	iii.Any Other Bodies Corporate in the same group / affiliates **	116914946	31.40
	iv.Other Bodies Corporate not in the same group / not affiliated but holding more than 1% of the equity capital and not included in i, ii and iii above **	-	-
	TOTAL	116914946	31.40
e)Directors and their relatives (as defined in Sec.6 of the Companies Act, 1956		12491282	3.35
f)Top 100 individual shares/debenture holders other than those listed above **		9971676	2.68
g)Top 100 bodies corporate shares/debenture holders other than those listed above **		2379433	0.64
h)Others (please specify) GDRs		32706654	8.78

RANBAXY LABORATORIES LTD. GURGAON

Yours faithfully

Authorised Signatory and Stamp of the company	RANBAXY LABORATORIES LTD. GURGAON
Name	Tarun Dalal
Designation	Sr. Manager (Secretarial Services)

APPENDIX E
Certified Schedule of Distribution

TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary & Manager	Official relationship to the Issuer	Number of shares/ debentures
1	2	3

Certified correct

Authorised Signatory and Stamp of the company

Name TARUN DA...

Designation SR. MANAGER-SECRETARIAL SERVICE

Note :

Separate forms should be completed for each class of security e.g., debentures, preference shares, equity shares etc. Similarly separate forms should be completed for shares of the same class which are not identical in all respects.

The aggregate of physical and dematerialised holdings, if any, should be given for each class of

Shares are identical in all respects only if

i) they are of the same nominal value and the same amount per share has been called up

ii) they are entitled to dividend at the same rate and for the same period, so that at the next annual distribution the dividend payable on each share will amount to exactly the same sum net and gross; and

iii) they carry the same rights in all other respects

APPENDIX E
Certified Schedule of Distribution

TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary & Manager	Official relationship the Issuer	Number of shares
(1)	(2)	(3)
Mr. Tejendra Khanna	Chairman	1000
Dr. Brian W Tempest	Chief Executive Officer and Managing Director	0
Mr. Malvinder Mohan Singh	Whole Time Director	6371754
Mr. J W Balani	Director	0
Mr. Vivek Bharat Ram	Director	0
Mr. Gurcharan Das	Director	0
Dr. P S Joshi	Director	0
Mr. Nimesh Kampani	Director	0
Mr. V K Kaul	Director	84800
Mr. Vivek Mehra	Director	0
Mr. Harpal Singh	Director	0
Mr. Surendra Daulet Singh	Director	9348
Mr. S K Patawari	Company Secretary	9196

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD.

RANBAXY LABORATORIES LTD. GURGAON

(TARUN DALAL)
SENIOR MANAGER - SECRETARIAL SERVICES

Dated: August 18, 2005

Note

Separate forms should comleted for each class of security e.g., debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical in all respects.

The aggregate of physical and dematerialised holdings, if any, should be given for each class of shareholders.

Shares are identical in all respects only if:-

i) they are of the same nominal value and the same amount per share has been called up
ii) they are entitled to dividend at the same rate and for the same period, so that at the next annual distribution the dividend payable on each share will amount to exactly the same sum net and gross; and
iii) they carry the same rights in all other respects.

FORM NO.2

No of Company: **3747**
Nominal Capital : **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the **RANBAXY LABORATORIES LIMITED** made out on the following **date/dates : **09.08.2005** filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount		Amount paid on application (excluding premium)	Amount paid or due and payable on allot-ment		Amount of premium (if any) payable on shares	Amount of discount (If any)
		per share	total		paid	due and payable		
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	202837	5/-	1014185	1014185	-	-	50355994	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of the shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
09.08.2005	(As per List attached) at Annexure-I		2,02,837	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :

Designation: (S.K.PATAWARI)

COMPANY SECRETARY

Dated: 11.08.2005
Place: New Delhi

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note:- 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by, director/managing director/manager/ or Secretary to the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).

ANNUAL RETURN

Form of Annual Return of a Co. Having a Share Capital

The Companies Act, 1956 (1 of 1956)

SCHEDULE V PART - II

(See Section 159)

I. REGISTRATION DETAILS

Registration No. XX3747 State Code 16 (Refer Code List 1)

Registration Date 16 (Date) 06 (Month) 1961 (Year)

Whether shares listed on recognised Stock Exchange(s) Y (Y-Yes, N-No)

If Yes, Stock exchange code (Totals) (Refer Code List 2) A 1025 B

AGM Held Y (Y-Yes N-No) Date of AGM Due Date 30 (Date) 06 (Month) 2005 (Year)

II. Name and Registered Office Address of Company

Company Name: RANBAXY LABORATORIES LIMITED

Address: A-11 INDUSTRIAL AREA SAS NAGAR

Town City: ROPAR

State: PUNJAB Pin Code 160055

Telephone with STD: XC172 (Area Code) 2271450-51 (Number)

Fax Number:

Email Address: http://www.ranbaxy.com

NITYANAND SINGH & CO. NEW DELHI

( )

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Shares Capital Breakup *

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	199000000	XXX10
(ii) Cumulative Preference	XX1000000	XX100
Total Authorised Capital	XX2000000	

Issued Share Capital Breakup *

Type of Share	No. of Shares	Nominal Value (in Rs.)
(i) Equity	186095520	XXX10
(ii) Cumulative Preference	—NIL—	—NIL—
Total Issued Capital	XX1860955	

Subscribed Share Capital Breakup *

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	186095520	XXX10
(ii) Cumulative Preference	—NIL—	—NIL—
Total Subscribed Capital	XX1860955	

( )

Paid up Share Capital Breakup ✡

Type of Shares	No. of Shares	Amount Paid up (in Rs.)
(i) Equity	186095520	XXX10
(ii) Cumulative Preference	— NIL —	—NIL—
Total Paid up Capital	XX18609555	

Debentures Breakup

Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i) Non Convertible		
(ii) Partly Convertible		
(iii) Fully Convertible		
Total Amount		

Shareholders of the Company vide Special Resolution passed at the AGM held June 30, 2005 have approved Sub-division of Equity Shares of the Company from Nominal value of Rs 10 each to Rs. 5 each accordingly the number of equity shares as authorised and paid will increase proportionately.

NITYANAND SINGH & CO. ★ NEW DELHI ★ COMPANY SECRETARIES

( )

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

1)

Name	BHARAT RAM VIVEK (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	24 10 1943 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	18 09 1992 (Date / Month / Year)
Date of Ceasing	(Date / Month / Year)
Election Commission Identity Card No. (if issued)	

2)

Name	BRAR SINGH DAVINDER (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	21 08 1953 (Date / Month / Year)
Designation	CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR w.e.f 05.07.1999 (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	as whole time director 06 02 1993 (Date / Month / Year)
Date of Ceasing	04 07 2004 ☆ (Date / Month / Year)
Election Commission Identity Card No. (if issued)	☆ Completed the tenure of appointment as CEO & Managing Director

3)

Name	KHANNA TEJENDRA (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	16 12 1938 (Date / Month / Year)
Designation	CHAIRMAN w.e.f 05.07.1999 (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	22 09 1998 (Date / Month / Year)
Date of Ceasing	(Date / Month / Year)
Election Commission Identity Card No. (if issued)	

ANAND SINGH & C

( )

IV. Directors/Manager/Secretary Information (Contd.)

)

Residential Address	23/24 MAULISARI AVENUE
	WESTEND GREEN FARMS
Town / City	PHASE-I RAJOKARI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110035

)

Residential Address	GREEN FIELDS FARM
	GADIPUR JAUNAPUR ROAD
	VILLAGE JAUNAPUR
Town / City	TEHSIL MEHRAULI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110030

3)

Residential Address	D-1/47 VASANT VIHAR
	NEW DELHI
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110057

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO.

( )

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

4)

Name: B A L A N I L A D H U M A L J A I
Surname / Middle Name / First Name

Nationality: F (I-Indian, F-Foreign)

Date of birth: 14 / 11 / 1948 (Date / Month / Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)

Date of Appointment: 20 / 11 / 1947 (Date / Month / Year)

Date of Ceasing: — / — / — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

5)

Name: J C S H I S I N G H P R E E T I N D E R
Surname / Middle Name / First Name

Nationality: I (I-Indian, F-Foreign)

Date of birth: 17 / 11 / 1947 (Date / Month / Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: 09 / 05 / 1995 (Date / Month / Year)

Date of Ceasing: — / — / — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

6)

Name: D A S G U R C H A R A N
Surname / Middle Name / First Name

Nationality: I (I-Indian, F-Foreign)

Date of birth: 03 / 10 / 1943 (Date / Month / Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: 23 / 01 / 2004 (Date / Month / Year)

Date of Ceasing: — / — / — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

NAND SINGH & CO

( )

IV. Directors/Manager/Secretary Information (Contd.)

4)

Residential Address: BALANI GROUP OF COMPANIES COMPAS de IG VICTORIA

Town / City: 3 MALAGA

District:

State: SPAIN

Pin Code:

---

5)

Residential Address: MAHARAJ SWAN SINGH CHARITABLE HOSPITAL

Town / City: BEAS

District:

State: PUNJAB

Pin Code: 143201

---

6)

Residential Address: 124 JCR BAGH NEW DELHI

Town/City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110003

*Note : Additional Sheets may be attached if needed.

NAND SINGH & CO. NEW DELHI

( )

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

7)

Name	KAMPANI NIMESH
	Surname / Middle Name / First Name
Nationality	I (I-Indian, F-Foreign)
Date of birth	30 / 09 / 1946 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	20 / 11 / 1997 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

8)

Name	KAUL KUMAR VINAY
	Surname. / Middle Name / First Name
Nationality	I (I-Indian, F-Foreign)
Date of birth	06 / 04 / 1944 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	01 / 01 / 2004 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

)

Name	MEHRA VIVEK
	Surname / Middle Name / First Name
Nationality	I (I-Indian, F-Foreign)
Date of birth	21 / 04 / 1955 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	09 / 67 / 2001 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

NITYANAND SINGH & CO. NEW DELHI

IV. Directors/Manager/Secretary Information (Contd.)

7)

Residential Address	123 MAKER TOWER-B
	12TH FLOOR CUFFEE
Town / City	PARADE MUMBAI
District	
State	MAHARASHTRA
Pin Code	400005

8)

Residential Address	B2028 8204
	VASANT KUNJ
Town / City	NEW DELHI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110070

9)

Residential Address	B-314 NEW FRIENDS
	COLONY
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110065

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO

( )

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

0) Name: SINGH HARPAL
Surname / Middle Name / First Name

Nationality: I — I-Indian, F-Foreign
Date of birth: 11 09 1949 (Date / Month / Year)

Designation: D — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director

Date of Appointment: 10 07 2000 (Date / Month / Year)
Date of Ceasing: — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

1) Name: SINGHMOHAN MALUINDER
Surname / Middle Name / First Name

Nationality: I — I-Indian, F-Foreign
Date of birth: 27 11 1972 (Date / Month / Year)

Designation: W — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: 01 01 2004 (Date / Month / Year)
Date of Ceasing: — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

2) Name: SINGHDAWLET SURENDRA
Surname / Middle Name / First Name

Nationality: I — I-Indian, F-Foreign
Date of birth: 04 06 1942 (Date / Month / Year)

Designation: D — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: 01 08 1997 (Date / Month / Year)
Date of Ceasing: — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

( )

IV. Directors/Manager/Secretary Information (Contd.)

10)

Residential Address	B-10 ANAND NIKETAN
	NEW DELHI
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110021

11)

Residential Address	1 SOUTH END LANE
	NEW DELHI
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110011

2)

Residential Address	FLAT NO 2 11 AURANGZEB
	ROAD
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110011

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. NEW DELHI

( )

3)

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	TEMPEST (Surname)	W DR (Middle Name)	BRIAN (First Name)
Nationality	F (I-Indian / F-Foreign)	Date of birth	13 06 1947 (Date Month Year)
Designation	CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR w.e.f. 05.07.2004 (Whole-time Director)	C-Chairman cum Managing Director W-Whole Time Director, S-Secretary, R-Manager D-Director, M-Managing director	
Date of Appointment	09 07 2001 (Date Month Year)	Date of Ceasing	—
Election Commission Identity Card No. (if issued)	—		

4)

Name	DHILLON (Surname)	SINGH (Middle Name)	GURINDER (First Name)
Nationality	I (I-Indian / F-Foreign)	Date of birth	01 08 1955 (Date Month Year)
Designation	D (Alternate director to Mr. J. W. Adani)	C-Chairman cum Managing Director W-Whole Time Director, S-Secretary, R-Manager D-Director, M-Managing Director	
Date of Appointment	15 04 1999 (Date Month Year)	Date of Ceasing	—
Election Commission Identity Card No. (if issued)	—		

5)

Name	ADIGE (Surname)	L (Middle Name)	RAMESH (First Name)
Nationality	I (I-Indian / F-Foreign)	Date of birth	18 06 1950 (Date Month Year)
Designation	W	C-Chairman cum Managing Director W-Whole Time Director, S-Secretary, R-Manager D-Director, M-Managing Director	
Date of Appointment	18 01 2005 (Date Month Year)	Date of Ceasing	—
Election Commission Identity Card No. (if issued)	—		

NITYANAND SINGH & CO.

(.)

IV. Directors/Manager/Secretary Information (Contd.)

3)

Residential Address	BHARGAVA FARM
	CHANDANHOLA CHATTARPUR
Town/City	ROAD CHATTAR PUR
District	NEW DELHI
State	NCT OF DELHI
Pin Code	

4)

Residential Address	HOUSE NO 139 SECTOR-84
	CHANDIGARH
Town/City	CHANDIGARH
District	
State	UNION TERRITORY
Pin Code	

5)

Residential Address	C-12 1ST FLOOR
	HAUZ KHAS
Town/City	NEW DELHI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110016

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. NEW DELHI

( )

16)

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name: PATAWARI KUMAR SUSHIL
Surname Middle Name First Name

Nationality: I — I-Indian, F-Foreign

Date of birth: 15 06 1955 (Date Month Year)

Designation: S — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director

Date of Appointment: 21 09 1995 (Date Month Year)

Date of Ceasing: — (Date Month Year)

Election Commission Identity Card No. (if issued): —

Name:
Surname Middle Name First Name

Nationality: I-Indian, F-Foreign

Date of birth: Date Month Year

Designation: C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: Date Month Year

Date of Ceasing: Date Month Year

Election Commission Identity Card No. (if issued)

Name:
Surname Middle Name First Name

Nationality: I-Indian, F-Foreign

Date of birth: Date Month Year

Designation: C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director. M-Managing Director

Date of Appointment: Date Month Year

Date of Ceasing: Date Month Year

Election Commission Identity Card No. (if issued)

NITYANAND SINGH & CO

( )

6.

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	14/84 1ST FLOOR VIKRAM VIHAR LAJPAT NAGAR-IV
Town / City	NEW DELHI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110024

Residential Address	
Town / City	
District	
State	
Pin Code	

Residential Address	
Town/City	
District	
State	
Pin Code	

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO.

V. Details of Shares/Debentures Held at Date of AGM*

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name

Surname Middle Name First Name

Father's/Husband's Name

Type of Share/ Debenture

1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any

Amount per Share (in Rs.)

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name

Surname Middle Name First Name

Father's/Husband's Name

Type of Share/ Debenture

1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any

Amount per Share (in Rs.)

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name

Surname Middle Name First Name

Father's/Husband's Name

Type of Share/ Debenture

1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any

Amount per Share (in Rs.)

---

*Note : Separate sheet may be attached if needed. If number of such share holders exceed 10, if so desired a text file may be submitted on a floppy or a cartridge tape in the format given in Annexure-III.

NITYANAND SINGH & CO.

(.)

V. Details of Shares/Debentures held at date of AGM (Contd.)

Address

Town/City

District

State

Pin Code

Address

Town/City

District

State

Pin Code

Address

Town/City

District

State

Pin Code

As per list attached

( )

VI. Details of Shares/Debentures Transfers since Date of last AGM

(or in the case of the first return at any time since the incorporation of the company)*

Date of Previous AGM 25 (Date) 06 (Month) 2004 (Year)

Date of Registration of Transfer of Shares [ ] Date [ ] Month [ ] Year

Type of transfer [ ] 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred [ ] Amount per Share (in Rs.) [ ]

Ledger Folio of Transferor [ ]

Transferor's Name [ ] Surname / Middle Name / First Name

Ledger Folio of Transferee [ ]

Transferee's Name [ ] Surname / Middle Name / First Name

Date of Registration of Transfer of Shares [ ] Date [ ] Month [ ] Year

Type of transfer [ ] 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred [ ] Amount per Share (in Rs.) [ ]

Ledger Folio of Transferor [ ]

Transferor's Name [ ] Surname / Middle Name / First Name

Ledger Folio of Transferee [ ]

Transferee's Name [ ] Surname / Middle Name / First Name

Note : Saparate sheet may be attached if needed. If number of such transactions exceed 10, if so desired a tax file may be submitted on a floppy or a cartridge tape in the format given in Annexure-IV.

(·)

VII. Indebtedness of the Company

(Amount in Rs. Thousands) [Secured Loans including interest outstanding/ accrued but not due for payment]

Amount 1 3 3 3 7 4 0 as on 31.12.04

VIII. Equity Share Capital Breakup (Percentage of Total Equity)

(i) Govt. [Central & State(s)]

(ii) Govt. Companies

(iii) Public Financial Institutions

1 2 . 5 0

(iv) Nationalised/Other Banks

0 . 2 6

(v) Mutual Funds

1 . 5 7

(vi) Venture Capital

(vii) Foreign Holdings FIIs/FCs/ FFIs/NRIs/OCBs)

3 2 . 2 5

(Viii) Bodies Corporate (Not Mentioned Above)

3 4 . 0 0

(ix) Directors/Relatives of Directors

2 . 8 1

(x) Other top 50 Share Holders [Other than those listed above]

2 . 2 3

NITYANAND SINGH & CO. NEW DELHI COMPANY SECRETARIES

(.)

We certify that :

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely :

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose ;

(c) the whole of amounts envisaged in clauses (a) to (e) of sub-section (2) of section 205C of the companies Act. 1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a company have been credited to the investor education and protection fund.

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation to the public to subscribe for any shares or debentures of the company ;

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause(I) section 3 are not to be included in the reckoning the number of fifty.

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty five percent, or more of its paid up share capital ;

(g) the company did not have an average turnover of Rs. Ten Crores or more during the relevant period ;

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty five percent or more of the paid up share capital of one or more public companies ; and

(i) the private company did not accept or renew or invite deposits from the public.

For RANBAXY LABORATORIES LTD.

Whole-Time Directer

(Malvinder Mohan Singh)

Director :

Director/Managing Director :

Manager/Secretory :

For RANBAXY LABORATORIES LTD.

Signed Company-Secretary

(S.K. Patawari)

Secretary in whole time practice : For NITYANAND SINGH & CO.
COMPANY SECRETARIES

CP No. : 2388

FCS : 2668

PARTNER

Note : Certificates to be given by a Director and Manager/Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.